June 13, 2024

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance, Office of Healthcare & Insurance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Xjet Ltd.
Application for Withdrawal of Registration Statement on Form F-1
File No. 333-271377

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Xjet Ltd. (the “Company”) hereby requests that the U. S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-271377) together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 21, 2023.

The Registration Statement had not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use should the Company proceed with the filing of a subsequent registration statement.

If you have any questions regarding this application for withdrawal, please contact the Registrant at +972-73-2694673.

Very truly yours,

/s/ Guy Zimmerman
Name: Guy Zimmerman
Chief Executive Officer